Exhibit 12.1
Targa Resources Partners, LP
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Three Months Ended March 31,
	2012	2011	2010	2009	2008	2013	2012

Pre-tax income (loss) from continuing operations	$207.4	$249.8	$138.0	$8.4	$238.1	$46.2	$82.8

Fixed charges:

Interest expense and amortization of debt issuance costs	116.8	107.7	110.9	159.8	156.1	31.4	29.4
Capitalized interest	13.6	3.4	1.3	0.7	0.6	6.1	1.8
Operating lease payments	5.4	4.7	4.6	4.5	4.8	1.9	1.1
Total fixed charges	135.8	115.8	116.8	165.0	161.5	39.4	32.3
Amortization of capitalized interest	0.7	0.2	0.1	0.1	0.1	0.3	0.1
Equity earnings in unconsolidated investment	(1.9)	(8.8)	(5.4)	(5.0)	(14.0)	(1.6)	(2.1)
Distributions from unconsolidated investment	2.3	8.3	8.7	5.1	4.6	-	2.3
Capitalized interest	(13.6)	(3.4)	(1.3)	(0.7)	(0.6)	(6.1)	(1.8)
Pre-tax income from continuing operations plus fixed charges	$330.6	$361.9	$256.9	$172.9	$389.7	$78.1	$113.6

Ratio of earnings to fixed charges	2.4	3.1	2.2	1.0	2.4	2.0	3.5
Deficiency	$-	$-	$-	$-	$-	$-	$-